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                            February 15, 2022

       Brent Willson
       Chief Executive Officer
       NeoVolta Inc.
       13651 Danielson Street
       Suite A
       Poway, CA 92064

                                                        Re: NeoVolta Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
21, 2022
                                                            CIK No. 0001748137

       Dear Mr. Willson:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted January 21, 2022

       Cover Page

   1. You disclose on page 61 that Maxim Group LLC is acting as the managing underwriter of the offering but you
refer on the cover page to Maxim Group LLC as the sole book-
                                                        running manager. In
your next amendment, please include the names of the underwriters or advise.
       Market, Industry and Other Data, page vi

   2. Please tell us whether you commissioned any of the third party data in your document.
 Brent Willson
NeoVolta Inc.
February 15, 2022
Page 2
Prospectus Summary, page 1

3. Please revise to disclose that you have received a going concern opinion from your auditor.
NeoVolta Competitive Advantage, page 4

4. Please expand your disclosure in this section to explain why you are not experiencing the same back order times as your larger competitors. Your reliance on quick sales does not fully explain why you can deliver orders faster than other companies. The Offering, page 7

5. Please reconcile your disclosure on page 7 that each unit consists of one share of your common stock and ______ warrant to purchase shares of your common stock with your disclosure on the cover page that each unit consists of one share of your common stock and _____ warrant with each whole warrant to purchase _____ share of your common stock.
Summary Financial Information, page 9

6. We note you present pro forma balance sheet data that is adjusted for the issuance of new convertible notes payable. It appears to us the pro forma balance related to total assets is not accurate and should be revised to include the cash you received. Risk Factors
We intend to take advantage of ..., page 17

7. You disclose on page 17 that you intend to take advantage of all reduced reporting requirements, other than the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act; however, you disclose on your cover page and on pages 6 and 28 that you have elected to use the extended transition period for complying with new or revised accounting standards. Please revise your disclosure to address this inconsistency.
Management's Discussion and Analysis of Financial Condition and Results of Operations
FirstName LastNameBrent Willson
Overview, page 26
Comapany NameNeoVolta Inc.
8.     Please
February      revisePage
         15, 2022    to clarify
                         2      that the May 2019 IPO was a Regulation A
offering.
FirstName LastName
 Brent Willson
FirstName  LastNameBrent Willson
NeoVolta Inc.
Comapany15,
February   NameNeoVolta
             2022        Inc.
February
Page 3 15, 2022 Page 3
FirstName LastName
Our Business, page 30

9. Please disclose the material terms, such as the termination provisions, of the three-year exclusive supply agreement and the five-year exclusive supply agreement mentioned on pages 37 and F-22, respectively.
Certain Relationships and Related Party Transactions, page 52

10. Please update the disclosure in this section. For example, please state whether Colonel
         Wilson and Mr. Bond reached the milestones mentioned in this section. Financial Statements, page 66

11. Please include updated interim financial statements for the period ended December 31,
         2021. Please similarly update all financial information throughout your filing. Refer to
         Rule 8-08 of Regulation S-X.
Recent Sales of Unregistered Securities, page II-2

12. Please ensure that you have included in this section the information required by Item 701 of Regulation S-K. For example, we note that the information in this section does not include the issuance of shares mentioned in the fifth full paragraph on page F-9 or the issuance of shares since September 30, 2021.
Signatures, page II-4

13. Please include the text that Form S-1 requires to appear on the Signatures page.
Exhibits

14. Please file as exhibits the three-year exclusive supply agreement, the lease agreement and the five-year exclusive supply agreement mentioned on pages 37, 41 and F-22, respectively.
       You may contact Jeff Gordon at 202-551-3866 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Cavas Pavri, Esq.